November 3, 2008

VIA EDGAR AND FACSIMILE (202) 772-9366

Division of Corporate Finance
Mail Stop 6010
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Mr. Jay Mumford, Attorney-Advisor

Re:	Vycor Medical, Inc. (the “Company”)
Amendment No. 3 to Registration Statement on Form S-1
Filed September 25, 2008
File No. 333-149782

Dear Mr. Mumford:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated October 9, 2008, addressed to Mr. Kenneth T. Coviello, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Amendment No. 3 to Registration Statement on Form S-1.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. In view of the Comments and the Company’s responses set forth below, the Company has amended the registration statement accordingly. Where applicable, the revised pages or sections of the Form S-1/A have been referenced.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Critical Accounting Policies and Estimates, page 20

1.
You disclose that "[m]anagement does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements." Your disclosure under this section should address the role significant accounting policies and estimates have in understanding the company's results.

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com

RESPONSE:

We have incorporated language in the Management’s Discussion and Analysis which is identical to the language in the Notes to the Financial Statements.

Manufacture, page 29

2.
We note your response to our prior comment 4. As previously requested please disclose the current status of your contract with Lacey, including that you have a large amount payable to them and have entered into a payment plan with them to pay off this amount.

RESPONSE:

As of December 31, 2007,the amount payable to Lacey was $207,245. We have agreed to a payment plan with Lacey, with no interests on the outstanding amount. Pursuant to that payment plan, as of August 1, 2008, the amount payable to Lacey for this amount had been reduced to approximately $64,578.

Financial Statements, page 69

Balance Sheets, page 71

3.
Please ensure that your balance sheet properly balances. We note that the amounts reflected within your members' deficiency as of December 31, 2006 do not add up to the total shown of $(236,990). Further, the item descriptions and amounts should agree to your statement of members' deficiency on page 73. It is not appropriate to exclude these amounts and to only refer to note 5 in the column in your balance sheet.

RESPONSE:

All Balance Sheets now balance and the Statement of Shareholders’ Equity has been revised accordingly.

Statements of Operations., page 72

4.
Please refer to prior comment 9. We note that you reclassified the expense for `compensatory element of stock' from non-operating expenses to operating expenses. Please revise to reflect the expense related to share-based payment arrangements in the same line or lines as cash compensation paid to the same employees consistent with SAB Topic 14.F. Please similarly revise your interim statements of operations on page 90.

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com

RESPONSE:

The share-based payments made by the Company were made only in 2008. Accordingly, no changes are required for the presentation of the years ended December 31, 2006 and 2007 and the required change for the interim period in 2008 has been revised accordingly.

5.	Please remove the double underline shown under your operating losses to avoid implying that this is a total and not a subtotal.

RESPONSE:

The double underline that you referred to in this comment has been deleted.

Note 1. Significant Accounting Policies, page 75

Use of Estimates in the Preparation of Financial Statements, page 75

6.
We note your disclosure that "the Company's only estimate is that of depreciation expense." Please tell us why you did not include your estimates with respect to rights, options and warrants and useful lives related to your intangible assets.

RESPONSE:

The wording has been corrected to read: “The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Currently, the Company’s estimates depreciation, amortization of intangible assets, options and warrants.”

Fair Values of Financial Instruments, page 76

7.
You disclose that “[a]t December 31, 2007 and 2006, fair values of cash and cash equivalents, accounts payable, and convertible promissory notes approximate their carrying amount due to the short period of time to maturity." Please tell us why you believe the carrying value of the debt reflects its fair value.

RESPONSE:

We believe that the carrying value of the debt represents its FMV. After re-review of all debt instruments pursuant to EITF 00-19, APB 12 and SFAS 133 we believe all debt instruments are valued properly in accordance with the above. Additionally, the Company has performed Black Scholes calculations on all convertible obligations to provide the relative fair value of such instruments and believe that the values shown represent the values at which these obligations will be settled.

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com

Revenue Recognition, page 77

8.
Please refer to prior comment 11. You disclose that your product is "registered with" the FDA. Tell us what you mean by "registered." It appears that a more appropriate disclosure would be that the FDA cleared the firm's 510(k).

RESPONSE:

We have revised the word “registered” and replaced it with “cleared the Company’s 510K”.

Note 3. Long-Term Debt, page 78

9.
Please refer to prior comment 12. We note that you have reclassified the current portion of long-term debt on the balance sheet. However the entire balance remains as long term debt in footnote 3. Please revise the disclosure to present the balances of the current and long term portions of debt consistently in your footnote.

RESPONSE:

A revision has been made to footnote 3 to reflect the current portion of long term debt as shown on the balance sheets.

10.
Please refer to prior comment 14. Please tell us and disclose whether you are using the effective interest rate method for the amortization of debt discount for the Salomon note. Refer to paragraph 16 of APB 12.

RESPONSE:

The Company used the straight-line interest rate method and believes that the difference calculated under this method and that of the effective interest rate method would not be substantial as discussed in APB 12.

11.	Please refer to prior comment 14. Please tell us and expand your disclosure to describe the significant terms of your variable conversion rate features for the Fountainhead and Salomon debt.

RESPONSE:

The Salomon note is convertible into a number of shares at the prevailing market rate but in no event, will the conversion rate be below $.50 per share or above $1.00 per share. Accordingly, the maximum number of shares that this note could convert into would be 300,000 shares of common stock. The Fountainhead note is convertible into common shares representing a 10% interest in the Company as of the date of the issuance of the note using a Company value of $1,500,000. The Fountainhead Note would therefore convert into a maximum of 1,876,300 common shares.

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com

12.
Further, please disclose the valuation of the conversion rate feature on the date you issued the debt and as of December 31, 2006 and 2007. Please also disclose the significant assumptions used to value the conversion rate feature as of each date.

RESPONSE:

The Company performed a relative fair value calculation for the Salomon and Fountainhead debts and determined that the value of the conversion option was $28,500 and $28,500 for the Fountainhead note as of December 31, 2006 and 2007. The Salomon note resulted in a value of the conversion option of $22,891 and $22,891 for each such period. The Company used the following assumption in calculating beneficial conversion feature.

Black Scholes Calculation Assumptions

June 30, 2008
Expected volatility	16.7282%
Weighted average volatility	16.7282%
Expected dividends	-0-
Expected terms in years	6
Risk free rate	2.99%

13.
Please refer to prior comment 16. Under paragraph 19 of EITF 00-19, you should determine whether or not the company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments; that may require the issuance of stock during the maximum period the derivative contract could remain outstanding. We note from page 71 that you have 100 million shares authorized and 18,289,999 shares outstanding as of December 31, 2007. On page 79 you disclose that the options, warrants and convertible securities, if fully exercised or converted, would result in the aggregate, to the issuance of an additional 13,885,497 shares of the Company's common stock. As such, it would appear that you have sufficient authorized and unissued shares and would conclude that you met this paragraph of EITF 00-19. Please explain to us in sufficient detail how you evaluated the terms of your convertible debt and determined that the conversion feature should be bifurcated and accounted for as a derivative at fair value. Your response should include your analysis of paragraphs 12 -32 of EITF 00-19.

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com

RESPONSE:

The Company has determined that it has sufficient authorized and unissued shares of its common stock to satisfy any conversion of its convertible debentures, options and warrants. The Company’s currently has 22,540,457 common shares issued and outstanding. The Company has calculated that its convertible debentures would be convertible into a maximum of 18,097,642 additional common shares and its warrants and options into 6,145,132 additional common shares. The resulting total of 46,783,231 common shares is well within the Company’s authorized 100,000,000 common shares. The Company has determined that the options, warrants and conversion feature of the debentures are properly classified as equity instruments pursuant to EITF 00-19, paragraphs 12-32. Each such instrument is permanent equity as they each require the delivery of shares in settlement of the obligation and do not provide for either cash or partial settlement in cash and securities. Pursuant to these paragraphs, (a) the contracts may be settled in unregistered shares, (b) the Company has sufficient authorized and unissued shares available to settle the contract considering all other commitments (see item 13 above), (c) there is a stated, explicit limit on the shares to be delivered in accordance with each such commitment (see item 13 above), (d) there are no required cash payments to the counterparty in the event that the company fails to make timely filings with the SEC, (e) there are no required cash payments to the counterparty if the shares initially delivered are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due, (f) there are no holders of any such instruments requiring settlement in cash or partial settlement in cash, (g) there are no provisions in the contracts that provide the counterparty with rights higher than those of any other shareholder and (h) there is no requirement to post collateral at any point or for any reason.

14.
Please refer to prior comment 21. We note that the totals of $117,476 and $46,070 from the table on page 81 are reflected in your statements of shareholders' deficit in 2006 and 2007. As such, it appears that you recorded the fair value of the conversion feature as a credit to APIC (equity) and not as a liability. This classification is not consistent with your stated accounting that you treated the conversion feature as a derivative liability under SFAS 133 wherein the derivative would be stated at fair value, recorded as a liability, and marked to market each reporting period. Please reconcile.

RESPONSE:

The Company has reviewed the related conversion features and determined that the conversion features represent a derivative liability under SFAS 133. These amounts have been calculated using a relative fair value calculation of the underlying debt, options and conversion feature. The derivative liability is now reflected on the balance sheet and has been removed from APIC. The Company has also reviewed the fair value at each reporting period and recorded any, if at all, mark to market value changes in their values.

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com

15.
Please disclose for each of the five years following the date of the latest balance sheet presented the combined aggregate amount of maturities for all long-term borrowings as required by paragraph 10 of SFAS 47.

RESPONSE:

The following table has been inserted in the financial statements:

The following is a schedule of future minimum loan payments:

Year Ending December 31,	Amount
2008	$248,261
2009	172,500
2010	—
2011	—
2012	—
Thereafter	—
$420,761

A table of maturities for the next 5 year period from each balance sheet date has been provided.

Note 4. Options Warrants and Convertible Securities. page 79

16.
We note your disclosure that "[d]uring the year ended December 31, 2006, the Company (a) issued a convertible debenture to Fountainhead Capital Partners, Limited which would result in the issuance of an additional 1,876,300 shares of the Company's common stock if fully converted..." Please explain how this disclosure is consistent with your disclosure in note 3 which states that the note was convertible into a variable number of shares. Tell us and disclose whether or not the contract limits or caps the number of shares to be delivered under the contract to a fixed number.

RESPONSE:

The wording in Note 3 has been corrected to present the fact that the Fountainhead debt is convertible into a fixed maximum number of shares and not a variable number of shares.

Note 5.  Net Loss per Share, page 80

17.
Please refer to prior comment 17. Please move the disclosures related to 2008 to your interim financial statements, or tell us why you provide this disclosure in your audited financial statements and not within your unaudited interim financial statements.

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com

RESPONSE:

The disclosures relating to the 2008 stock option plan has been moved to the interim financial statements.

18.
Please refer to prior comment 18. We note that the explanations given in your response should be included in your disclosure. Further, please tell us and amend your disclosure to discuss how the volatility figure you disclose was derived. Specifically discuss the other factors that you state on page 82. Please explain to us the nature of the other factors and how you determined your volatility with reference to SPAS 123R and SAB Topic 14. Discuss how you determine implied volatility.

RESPONSE:

Our response to your previous comment 18 was not as comprehensive as it should have been. The volatility factor used was the historical volatility of US Medical Device Manufacturers over the expected terms as of the date of the grant. Although the Company did consider other factors such as its lack of trading history or operating history, a factor that is representative of the industry in which it operates was applied to these calculations.

19.
You disclose that "[a]s of December 31, 2007 the Company has outstanding rights, warrants and options that would, if exercised, result in the issuance of 13,885,497 additional common shares. The fair value of these rights, warrants and options in accordance with the Black-Scholes valuation model is approximately $ 163,545." Please remove the disclosure of the fair value of the aggregate of the rights, options and warrants, or tell us why you believe this disclosure is meaningful. Please similarly revise the same disclosure on pages 79 and the two disclosures on page 100.

RESPONSE:

We have removed the items per your comment.

20.	With respect to your Black-Scholes valuation table, please address the following:

•	For the convertible debentures, please tell us and disclose how you determined the number of shares given your disclosure in Note 3 that there is a variable number of shares issuable upon conversion.
•	Please disclose how you determined the Black-Scholes fair values by disclosing the significant assumptions underlying each of the calculations.
•	Please tell us and disclose how you determined the amounts presented under the price column.
•	Please tell us why you show prices of $0.10, $0.50, $0.33 and $0.44 f or December 14, 2006.

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com

•
Please reconcile the total amount related to the Fountainhead rights, warrants and options of $90,956 to Notes 3 and 7 and your audited balance sheet, statement of operations and statements of shareholders' deficit,

•	Please reconcile the total amount related to the Salomon rights and options of $35,833 to Notes 3 and 7 and your audited balance sheet, statement of operations and statements of shareholders' deficit.

RESPONSE:

•	The issue of variable shares has been previously addressed in this response and you will note the changes in Note 3 as it related to variable number of shares.
•	The following table discloses the assumptions used by the Company in presenting the Black Scholes valuations:

June 30, 2008
Expected volatility	16.7282%
Weighted average volatility	16.7282%
Expected dividends	-0-
Expected terms in years	6
Risk free rate	2.99%

•	The amount shown on valuation table under the price heading is the exercise or conversion price and not the market price so there are variations based on each such contract.
•	The amount shown on valuation table under the price heading is the exercise or conversion price and not the market price so there are variations based on each such contract.
•	The company has reconciled the Fountainhead information for Notes 3 and 7 and our audited balance sheet, statement of operations and statements of shareholders deficit.
•	The company has reconciled the Salomon information for Notes 3 and 7 and our audited balance sheet, statement of operations and statements of shareholders deficit.

Warrants, page 83

21.
Please refer to prior comment 20. You disclose that the warrant issued to Fountainhead Capital Partners Limited "was determined to be an embedded derivative in connection with the related convertible debenture and was valued under the Black-Scholes Model." You provide similar disclosure with respect to the Fountainhead options. Your response states that "[t]he warrants and Opt ion Agreement have been treated as free standing securities as these rights are not dependent upon the existence of any other instruments." [emphasis added] Please reconcile and revise your disclosure as appropriate.

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com

RESPONSE:

The Fountainhead warrants and options have been determined to be free standing and the wording of that disclosure has been revised accordingly.

22.
Please refer to prior comment 20. Please provide us with your analysis of the options and warrants issued under SFAS 133 and EITF 00-19. That analysis should tell us whether you have classified these instruments as equity or liabilities and why.

RESPONSE:

The Company has determined that the options, warrants and conversion feature of the debentures are properly classified as equity instruments pursuant to EITF 00-19, paragraphs 12-32. Each such instrument is permanent equity as they each require the delivery of shares in settlement of the obligation and do not provide for either cash or partial settlement in cash and securities. Pursuant to these paragraphs, (a) the contracts may be settled in unregistered shares, (b) the Company has sufficient authorized and unissued shares available to settle the contract considering all other commitments (see item 13 above), (c) there is a stated, explicit limit on the shares to be delivered in accordance with each such commitment (see item 13 above), (d) there are no required cash payments to the counterparty in the event that the company fails to make timely filings with the SEC, (e) there are no required cash payments to the counterparty if the shares initially delivered are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due, (f) there are no holders of any such instruments requiring settlement in cash or partial settlement in cash, (g) there are no provisions in the contracts that provide the counterparty with rights higher than those of any other shareholder and (h) there is no requirement to post collateral at any point or for any reason.

23.
You disclose on page 83 that "[t]he fair value of the warrant was used to reduce the carrying value of the related debenture and the difference was recorded as a discount on the debenture." [emphasis added] You provide similar disclosure with respect to the options. If the options and warrants should be classified as equity, then it appears that you should follow paragraph 16 of APB 14 and allocate the proceeds from the sale of the debt with warrants based on the relative fair values of the debt security and the warrants at time of issuance. If true, you would allocate the portion of the proceeds related to the warrants as additional paid-in capital and the portion related to the debt security as a liability. As a result, you would show the debt as issued at a discount and amortize the discount over the life of the debt using the effective interest method consistent with paragraph 16 of APB 12. Please tell us how your allocation considered paragraph 16 of APB 14.

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com

RESPONSE:

The Company believes that it properly recorded the options and warrants as equity pursuant to the guidelines provided in EITF 00-19 and allocated the proceeds from the sale of the debt between the relative fair values of the debt and security and the warrants/options at the time of issuance. The portion that was allocable to the debt component was treated as a Beneficial conversion feature and the Company recorded a Derivative Liability was and is reflected in the note disclosures and accompanying financial statements. The Company does not believe that there is a substantial difference between the use of the straight-line method of interest and that of the effective interest method and used the straight-line method as discussed in previous comment responses.

24.
Please refer to prior comment 14. You further disclose that "[t]he discount and the fair value of the warrant are both being amortized over the expected life of the warrant," [emphasis added] . You provide similar disclosure with respect to the option. Please tell us how your accounting considered paragraph 16 of APB 12 which requires amortization of debt discount over the life of the debt. Cite the accounting literature you relied upon. Also, please tell us and disclose the amortization method used for the discount. Refer to paragraph 16 of APB 12 which refers to the effective interest rate method.

RESPONSE:

The Company has revised the amortization period to be that of the life of the debt. The Company used the straight-line interest rate method and believes that the difference calculated under this method and that of the effective interest rate method would not be substantial as discussed in APB 12 and therefore, not required.

25.
On page 85 you disclose that you issued options to purchase 1 million shares of common stock on February 15, 2008 and that you will amortize the fair value of the options over the expected life of the options. Please respond to the following:

•	Please tell us and disclose whether you issued these options to employees or non-employees.
•	Please tell us and disclose the significant assumptions used to value the options.
•
Tell us why you are amortizing the fair value of the options over the expected life of the options and not the vesting period. Cite the accounting literature upon which you relied. Discuss how you considered Issue 2 of EITF 96-18 and paragraph 39 of SFAS 123R. Discuss whether and how you are recognizing the compensation cost over the requisite service period based on an analysis of the terms of the share-based payment award.

•
Please similarly address the accounting for the other options and warrants discussed on page 85 where you disclose that the fair value of the option is being amortized over the expected life of the option. Tell us why the expected term represents the same period in which you would recognize the expense for the services if you had paid cash for those services instead of paying with the equity instruments.

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com

RESPONSE:

•	The options were issued to employees of the Company.
•	The company used the assumptions shown on the following schedule:

Black Scholes Calculation Assumptions

June 30, 2008
Expected volatility	16.7282%
Weighted average volatility	16.7282%
Expected dividends	-0-
Expected terms in years	6
Risk free rate	2.99%

•	The Company has revised its calculation and will be amortizing the related cost over the vesting periods of each such instrument including those previously addressed in each such comment.
•	The Company has revised its calculation and will be amortizing the related cost over the vesting periods of each such instrument including those previously addressed in each such comment.

Note 7. Restatement of Financial Data as of December 31 2007, page 86

26. Please refer to prior comment 22 and respond to the following comments:

•	Please revise so that the amounts in the adjustments column in your December 31, 2007 adds down to the totals shown and adds across in all rows,
•	Please revise so that the amounts in the as adjusted column in your December 31, 2006 adds across in all rows and adds down to the totals shown.
•
Please reconcile the total adjustments of $(67,380) [debit] reflected in your December 31, 2007 statement of operations to the total adjustments reflected in your stockholders' deficiency of $78,269 [credit] reflected in your December 31, 2007 balance sheet.

•
Please revise your explanations of the adjustments to explain why you are making the adjustments. For example, explain why you reclassified the fair value of the options and warrants and how you reclassified the value.

•	Please include a December 31, 2006 balance sheet showing the adjustments thereto, or tell us why you are not required by SFAS 154 to provide this information.
•
Please reconcile the total amounts in your adjusted December 31, 2007 balance sheet to your audited balance sheet on page 71. Ensure that you are properly presenting all of the adjustments and reclassifications ye a have made to your balance sheet.

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com

•	Please reconcile the total amounts in your adjusted December 31, 2007 statement of operations to your audited statement of operations on page 72.

RESPONSE:

All corrections relative to the restated financial statements have been made. Each of the above has been addressed in the restatement of the financial statements.

27.	Further, please give us a journal entry for each of the adjustments you are making showing the accounts debited and credited and the associated amounts. Include an explanation of each adjustment.

RESPONSE:

The journal entries for the adjustments shown above are as follows:

	Debit	Credit
2007
Long Term Portion of Debt	$267,000
Paid in Capital	32,652
Current Portion of Debt		$248,261
Derivative Laibility		51,391
Other Assets		1,084
SG&A	1,084
Reclassify current portion of debt

2006
Long term Portion of Debt	$7,738
SG&A		$1,424
Compensatory Element of Stock		$6,314

28.
In this regard, please tell us why you reclassified $79,353 related to the options and warrants from debt to shareholders' deficiency. We note from caption (3) on page 86 that you appear to have booked the fair value of warrants and options granted to Fountainhead Capital and David Salomon in Stockholder's Deficiency. Please reconcile this disclosure with your other disclosures stating that these derivatives were recorded as a liability on your balance sheet.

RESPONSE:

The Company has recorded the relative fair value of these options and warrants as a derivative liability.

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com

29.	Please explain why you are recording the value of derivative related to the conversion feature within SG&A and not as a non-operating expense.

RESPONSE:

The value of the derivatives obligation has been presented as a line item separate from SG&A.

Interim Financial Statements

Balance Sheets, page 89

30.
Please refer to prior comments 12 and 13. We note that you revised your December 31, 2007 balance sheet on page 71 to properly reflect the current portion of your long-term debt. Please similarly revise your December 31, 2007 balance sheet shown on page 89. Please ensure that these two balance sheets reconcile.

RESPONSE:

The balance sheets and the related debt disclosures are in agreement.

Statements of Operations, pages 90 and 91

31	Please tell us why you reflect no interest expense for the three and six months ended June 30, 2007. We note from page 78 that you issued debt on December 14, 2006, January 9, 2007 and April 18, 2007.

RESPONSE:

The interest has been recalculated and included in the accompanying financial statements.

Note 3. Issuance of Common Shares, page 97

32.	We note your disclosure that you issued 1,211,111 shares of common stock "'on conversion of Debenture and as additional consideration to induce conversion." Please respond to the following:

•
Please tell us whether the conversion privileges provided for in the terms of the debt at issuance were changed to induce conversion and the changed conversion privileges were exercisable only for a limited period of time. Refer to paragraph 2 of SFAS 84.

•
Please tell us and disclose whether you accounted for the ‘induced conversion' by expensing the excess of the fair value of all securities and other consideration issued over the fair value of securities issuable pursuant to the original conversion terms.

RESPONSE:

•	The terms of the original conversion agreement were not modified.

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com

•
This was an informal agreement as the result of management’s conversation and communication with the debt holder. Upon exercise the fair value of the additional shares issued was expensed by the Company.

Note 4. Long-Term Debt. page 99

33.	Please refer to prior comment 26. Please clarify the long-term and short term amount of the debt in your note and ensure that the amounts reconcile with your balance sheet.

RESPONSE:

The Company has presented the current and long term portions of the debt in the notes.

34.	We note that you do not disclose that the Fountainhead debt is convertible. Please tell us whether you changed the terms of the debt.

RESPONSE:

The Company has reviewed the disclosures in the interim long term debt note to Fountainhead and believes that the note is referred to in all cases as convertible.

35.
Please disclose the total amount of the debt issued to Fountainhead Capital Partners Limited and Regent Private Capital, LLC. Tell us and disclose how you determined the amount of the discount associated with the debt. Since the conversion price is $0.1230 per share, please tell us whether or not there was a beneficial conversion feature associated with the debt. Refer to EITF 98-5 and 00-27. To the extent that there is a beneficial conversion feature (`BCF’), discuss whether you recognized and measured the BCF by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital as discussed in paragraph 5 of EITF 98-5.

RESPONSE:

The Company has determined that there was a discount at issuance of the Fountainhead and Regent debt pursuant to EITF 98-5 and 00-27. Based on this, we believe that there would be a beneficial conversion applicable to the Fountainhead and Regent debt. The Company does believe that a beneficial conversion feature exists and has recorded a Derivative liability relative to the Fountainhead and Regent debt.  The amount of the BCF is based on the relative fair values of the debt and the conversion feature. The fair value of the conversion feature was determined by the use of a Black Scholes calculation and the total cash received was allocated between those 2 components.

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com

On behalf of the Company, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Benjamin A. Tan
Benjamin A. Tan, Esq.

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com